Exhibit 99.1

Volvo Construction Equipment China Signed Its Biggest Sales Contract to Date

STOCKHOLM, Sweden--(BUSINESS WIRE)--Feb. 21, 2006--Volvo Construction Equipment China (Volvo CE China) signed a contract for delivery of 36 Volvo A40D articulated haulers and six L220E Volvo wheel loaders for the first phase of Alumina Mining Project of Guangxi
HuaYin.

On February 16, 2006, Volvo CE China and Changsha Design & Research Institute of Nonferrous Metallurgy (CINF) signed a heavy equipment contract, the biggest since entering the China market. According to the contract, Volvo will provide thirty six 40-ton A40D articulated haulers and six 11-ton L220E wheel loaders, to be used in mining operations in the first phase of alumina project of Guangxi Hua Yin Aluminum Co, Ltd Delivery of the equipment will be phased in by the end of November this year.

The first phase of the aluminum project of Guangxi Hua Yin Aluminum Co, Ltd, located in Debao County of Guangxi, is the biggest alumina project in terms of total investment, construction and production in the history of the Chinese aluminum industry. The annual production capacity will reach 1.6 million tons and represents a total investment of 8.5 billion RMB.

Volvo CE's successful bid for the first phase of alumina project of Guangxi Hua Yin Aluminum once again demonstrates the positive outlook for Volvo CE in China. "China is a current and future strategic focus for Volvo Construction Equipment, as well as for the Volvo Group. I am extremely happy to see Volvo perform and contribute to the economic growth of China", said Keith Ellis, President of Volvo Construction Equipment (China) Co, Ltd.

Since Volvo established its presence in China in 2002, an increasing number of Volvo machines have appeared in mines and on tunnel, railway bridge and urban construction sites. Volvo CE China's nation-wide distribution network ensures customers receive first class after-sales support.

Volvo Construction Equipment is a major international company developing, manufacturing and marketing equipment for construction and related industries. Its products, leaders in many world markets, include a comprehensive range of wheel loaders, hydraulic excavators, articulated haulers, motor graders and compact equipment. Volvo Construction Equipment is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

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CONTACT: Volvo Construction Equipment
Beatrice Cardon, +32 2 482 5021
eatrice.cardon@volvo.com